UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May 2007

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”) dated May 9, 2007, announcing the Company’s acquisition of two newbuilding contracts.

EXHIBIT 1

KNIGHTSBRIDGE TANKERS LIMITED

Knightsbridge Tankers Limited (VLCCF) Announces Acquisition of Newbuilding Contracts

Knightsbridge Tankers Limited (“Knightsbridge” or the “Company”) announces that it has agreed to purchase two newbuilding contracts, each for a Capesize bulk carrier of approximately 170,000 deadweight tons (“dwt”). The ships will be built at Daehan Shipbuilding Co. Ltd in the Republic of Korea with delivery scheduled for September and December 2009 respectively. The newbuilding contracts have been acquired from Golden Ocean Group Limited (“GOGL”) which company has ordered a series of sister ships at the same yard. The contract price for the two vessels is USD 81 million per vessel. In addition Knightsbridge will pay a 1% commission to GOGL for arranging the deal. GOGL is listed on the Oslo Stock Exchange and is a related party of Frontline Ltd, the parent company of the Company’s manager.

With this transaction, the Board is aiming to expand the Company and to renew its fleet through the acquisition of new tonnage. The Company will consider different employment options for the two ships including possibilities for fixing long term time charters. The Board intends to pre-delivery finance the two newbuildings through leverage against existing assets and contract back log. Such a financing will not materially affect the Company’s dividend capacity during the ships’ construction period. For long term financing of the assets normal mortgage financing as well as lease financing will be considered. It is not intended that the purchase of the two newbuildings will require any new equity.

The supervision of the ships’ construction will be carried out by Frontline Management (Bermuda) Ltd. which is already doing the supervision for the sister vessels, and the commercial operation will be contracted to Golden Ocean Management AS, a subsidiary of GOGL that operates the GOGL fleet.

Chairman of Knightsbridge Tankers, Ola Lorentzon, says “The Board has for some time considered different ideas to expand the Company’s activities. The focus has been on increasing the Company’s long term earning per share and dividend capacity without adding large risk. The dry bulk market has good underlying dynamics with a strong growth in the main commodity trades (coal, iron ore) and approximately 40% of the dry bulk fleet greater than 20,000 dwt is older than 20 years. We have received 100% lease financing proposals where the newbuildings will require a break even rate of USD 33,000 per day the first five years. The current spot market is above USD 100,000 per day while a five year time charter rate with start-up in 2007 and 2009 is approximately USD 50,000 and USD 40,000 respectively. We have recently seen the sale of newbuilding capesizes for delivery in 2007 at prices around USD 115 million. Even if the dry bulk market should loose some of its current strength the Board feels that the ordering of two capesizes at USD 81 million is a transaction with limited downside and significant upside. This transaction also gives the possibility to materially improve the long term dividend capacity by locking in one or both ships at what are very attractive time charter rates.”

Knightsbridge’s Common Shares trade on the Nasdaq National Market under the symbol “VLCCF”.

Cautionary statement regarding forward-looking statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridges vesssels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

Hamilton, Bermuda
May 9, 2007

Contact:                      Knightsbridge Tankers Limited                                  Ola Lorentzon
           Investor Relations                                                      + 46 703 998886

                                Inger M. Klemp
                               + 47 23 11 40 76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(Registrant)

Dated: May 11, 2007	By:	/s/ Kate Blankenship
Kate Blankenship
Chief Financial Officer